UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

July 18, 2013

Dear Shareholder,

You are cordially invited to attend the 2013 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at the Eli Hurvitz Institute for Strategic Management, Recanati Business School, Tel Aviv University, Haim Levanon Street, Tel Aviv, Israel, on Tuesday, August 27, 2013, at 4:30 p.m. local time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”) and will receive and consider the Company’s annual consolidated financial statements for the year ended December 31, 2012. Teva’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. A discussion session will be held for questions and comments relating to the matters listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva’s American Depositary Shares (“ADSs”) will be provided with voting instruction cards from JPMorgan Chase Bank, N.A., the depositary of the ADSs, which will enable them to instruct JPMorgan on how to vote the Teva ordinary shares represented by their ADSs with regard to the proposals listed in the Notice. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Teva urges all of its shareholders to review our annual report on Form 20-F, which is available on our website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at +1 (215) 591-8912 or in Israel at +972 (3) 926-7656.

Thank you for your cooperation.

Sincerely,

Phillip Frost, M.D.

Chairman of the Board of Directors

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2013 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at the Eli Hurvitz Institute for Strategic Management, Recanati Business School, Tel Aviv University, Haim Levanon Street, Tel Aviv, Israel, on Tuesday, August 27, 2013, at 4:30 p.m. local time, for the following purposes:

1.	To appoint the following four persons to the Board of Directors, each to serve until the 2016 annual meeting of shareholders: Prof. Moshe Many, Dr. Arie Belldegrun, Mr. Amir Elstein and Prof. Yitzhak Peterburg.

2.	President and CEO Cash Bonus Incentives:

a.	To approve the payment of a cash bonus to the Company’s President and Chief Executive Officer in respect of 2012 in an amount of $1,203,125.

b.	To approve bonus objectives and payout terms for the year 2013 for the Company’s President and Chief Executive Officer.

3.	To approve a Compensation Policy with respect to the terms of office and employment of the Company’s “office holders” (as such term is defined in the Israeli Companies Law, 5759-1999, as amended).

4.	To approve the resolution of the Board of Directors to declare and distribute the cash dividends for the first and second quarters of the year ended December 31, 2012, paid in two installments in an aggregate amount of NIS 2.00 (approximately $0.51, according to the applicable exchange rates) per ordinary share (or ADS).

5.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2014 annual meeting of shareholders.

In addition, shareholders will receive and consider the Company’s annual consolidated financial statements for the year ended December 31, 2012.

Only shareholders of record at the close of business on July 25, 2013 will be entitled to vote at the Annual Meeting. Two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. Should no legal quorum be present one half hour after the time set for the Annual Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

Richard S. Egosi

Secretary

July 18, 2013

PROXY STATEMENT

THE MEETING

The 2013 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at the Eli Hurvitz Institute for Strategic Management, Recanati Business School, Tel Aviv University, Haim Levanon Street, Tel Aviv, Israel, on Tuesday, August 27, 2013, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business on July 25, 2013 will be entitled to vote at the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, par value NIS 0.10 per share, shall entitle its holder to one vote on each matter properly submitted at the Annual Meeting.

Attendance at the meeting will be limited to shareholders, their legal proxy holders or their authorized persons. To gain admission to the Annual Meeting, one must have both an admission ticket and a form of government-issued photograph identification. Ordering admission tickets in advance is strongly encouraged, as it will allow us to be sure to have a room large enough to accommodate all shareholders who wish to attend and also facilitate a faster process for entering the meeting. If a shareholder, legal proxy holder or authorized person arrives without an admission ticket, we will verify their information at the door, but we cannot guarantee that we will be able to complete that process before the meeting begins. Advance admission tickets may be obtained by writing to Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Company Secretary or by e-mail to tevagm@teva.co.il. Whether you order an admission ticket in advance or arrive without one, please be sure to enclose or submit, in accordance with the Company’s Articles of Association, proof of share ownership as of the record date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit a document of appointment, in accordance with the Company’s Articles of Association.

Quorum, Required Vote and Voting Procedures

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, will constitute a legal quorum. Should no legal quorum be present one half hour after the time set for the Annual Meeting, the Meeting will be adjourned to one week from that day, at the same time and place. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two shareholders present, in person or by proxy, who jointly hold twenty percent or more of the paid-up share capital of the Company will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting, provided that, with respect to proposals 2(a), 2(b) and 3, either (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting (abstentions are disregarded) or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the approval of such proposals hold, in the aggregate, two percent or less of the voting power of the Company. The Company is not currently aware of any controlling shareholders, as such term is defined for purposes of the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”).

Pursuant to the Israeli Companies Law, each shareholder voting on proposals 2(a), 2(b) and 3 is requested to indicate on the shareholder’s proxy card, or inform the Company prior to voting at the Meeting thereon, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder’s vote on such proposals may not be counted. Under the Israeli Companies Law, the term “personal interest” is defined as a shareholder’s personal interest in an action or a transaction of a company (i) including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons or the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (ii) excluding a personal interest arising solely from holding the Company’s shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In order to provide for proper counting of shareholder votes, the enclosed form of proxy includes a certification that, unless otherwise indicated in such form of proxy, neither you, nor any of the persons or entities described above, have a personal interest in any of proposals 2(a), 2(b) or 3.

Under the terms of the Depositary Agreement among Teva and JPMorgan Chase Bank, N.A., which acts as the Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If instructions are not received by the Depositary, the Depositary will give a discretionary proxy for the ordinary shares represented by such ADSs to a person designated by the Company. In such case, the restrictions of the Israeli Companies Law with respect to “personal interest” as described above, would apply as well.

Shareholder Nominations

Under Teva’s Articles of Association, a shareholder interested in proposing the nomination of a candidate to the Board of Directors for consideration by the Company’s corporate governance and nominating committee in connection with the Company’s 2014 Annual Meeting of Shareholders must submit his or her proposal in writing to the Company at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Company Secretary, no later than 14 days after the date of first publication by the Company of its 2013 consolidated financial statements. Any such proposal by a shareholder must include the information required by Article 37(b) of Teva’s Articles of Association and comply with all other requirements of the Articles and applicable law. Such requirements include, among others: (i) the number of shares held by the proposing shareholder, directly or indirectly, and, if any of such shares are held indirectly, an explanation of how they are held and by whom, (ii) a declaration signed by the nominee and any other information required under the Israeli Companies Law, (iii) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the U.S. Securities and Exchange Commission, to the extent applicable, (iv) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory independent director of a company such as Teva under the Israeli Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (v) details of all relationships and understandings between the proposing shareholder and the nominee.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements. This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of the proxy statement, as well as its annual report, to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: +972 (3) 926-7656, Attn: Investor Relations or in the United States at +1 (215) 591-8912. If you want to receive copies of the Company’s proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $7,500, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile or personal contact.

PROPOSAL 1: ELECTION OF DIRECTORS

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that shareholders approve the appointment of each of the following four persons as directors, each to serve until Teva’s 2016 annual meeting of shareholders: Prof. Moshe Many, Dr. Arie Belldegrun, Mr. Amir Elstein and Prof. Yitzhak Peterburg, all of whom are currently members of Teva’s Board of Directors. Prof. Moshe Many, Dr. Arie Belldegrun and Mr. Amir Elstein have been determined to be independent within the meaning of applicable NYSE regulations. Teva’s corporate governance and nominating committee has also recommended to the Board of Directors, and the Board of Directors has resolved, that if elected, Prof. Many would continue to serve as the Vice Chairman of the Board.

Directors

The following table sets forth information as to the directors of Teva as of July 18, 2013:

Name	Age	Director Since	Term Ends
Dr. Phillip Frost – Chairman	76	2006	2015
Prof. Moshe Many – Vice Chairman	85	1987	2013
Roger Abravanel	67	2007	2015
Dr. Arie Belldegrun	63	2013	2013
Amir Elstein	57	2009	2013
Chaim Hurvitz	52	2010	2014
Galia Maor	70	2012	2015
Prof. Roger Kornberg	66	2007	2013
Prof. Richard A. Lerner	74	2012	2015
Joseph Nitzani (1)	66	2008	2014
Prof. Yitzhak Peterburg	62	2012	2013
Dan Propper	72	2012	2014
Prof. Dafna Schwartz (1)	62	2011	2014
Ory Slonim	70	2008	2014
Dan S. Suesskind	69	2010	2014
Erez Vigodman	53	2009	2015

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.

Persons Being Considered for Election at this Annual Meeting

Prof. Moshe Many, M.D., Ph.D. has served as Vice Chairman of the Board of Directors of Teva since March 2010, having served as a director of Teva since 1987. Prof. Many has served as president of the Ashkelon Academic College from January 2002 until July 2012 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and as Chairman of Surgery from 1983 until 1987 at Sheba Medical Center. Prof. Many serves as Chairman of the Board of Real Imaging Ltd. and a director of BiondVax Pharmaceuticals Ltd. He also served as a director of Rosetta Genomics from 2002 to 2011. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding and unique contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University in 1969.

Dr. Arie Belldegrun joined Teva’s Board of Directors in 2013. He is the Director of the UCLA Institute of Urologic Oncology and Professor and Chief of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles, where he holds the Roy and Carol Doumani Chair in Urologic Oncology since 2000. Dr. Belldegrun also serves as Executive Chairman and Founder of Kite Pharma, Inc., Chairman of Arno Therapeutics, Inc. and TheraCoat Ltd. and a director of SonaCare Medical Inc., and until 2013 he served as a director of Nile Therapeutics Inc. Dr. Belldegrun was the founder and founding Chairman of Agensys, Inc. and the co-founder, founding Vice Chairman of the Board and Chairman of the Scientific Advisory Board of Cougar Biotechnology. Dr. Belldegrun has also held the positions of Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council; member of the Governor’s Council on Bioscience for the State of California; biotechnology group leader of the Mayor of Los Angeles’ Economy and Jobs Committee; and is the author of over 450 scientific publications. Dr. Belldegrun received his medical degree at the Hebrew University Hadassah Medical School and conducted his post-doctoral studies at the Weizmann Institute of Science in Israel. He completed his urologic surgery residency at Harvard Medical School and his fellowship at the National Cancer Institute/National Institute of Health (NIH).

Amir Elstein rejoined Teva’s Board of Directors in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as Chairman of the Board of Israel Corporation Ltd., Tower Semiconductor Ltd., the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992.

Prof. Yitzhak Peterburg rejoined Teva’s Board of Directors in January 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010. Previously he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005 and as Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002. He is a professor at the School of Business, Ben-Gurion University, and served as Chairman of the Board of Applisonix Ltd. from 2007 until 2010. Prof. Peterburg currently serves as a director on the board of Rosetta Genomics Ltd. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990.

As required by Israeli law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Teva’s Board of Directors recommends that shareholders vote FOR the appointment of each of the following four persons as directors, each to serve until Teva’s 2016 annual meeting of shareholders: Prof. Moshe Many, Dr. Arie Belldegrun, Mr. Amir Elstein and Prof. Yitzhak Peterburg.

Continuing Directors

Dr. Phillip Frost has served as Chairman of the Board of Directors of Teva since March 2010, after serving as Vice Chairman of the Board of Directors since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX Corporation from 1987 until 2006, when it was acquired by Teva. Dr. Frost is Chairman of the Board and Chief Executive Officer of OPKO Health, Inc., a specialty pharmaceutical and diagnostics company, Chairman of the Board of PROLOR Biotech Inc. and Chairman of the Board of Ladenburg Thalmann Financial Services, Inc. Dr. Frost serves as a director of Castle Brands Inc., Cocrystal Discovery Inc. and Coconut Grove Bank. He is also a member of the Board of Trustees of Mount Sinai Medical Center and the Board of Trustees of the University of Miami. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Roger Abravanel joined Teva’s Board of Directors in 2007. In 2006 Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA from 2008 until April 2013. Mr. Abravanel serves as a director of Admiral Group plc., Banca Nazionale del Lavoro (a subsidiary of BNP Paribas) and Luxottica Group S.p.A. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Politechnic University in Milan in 1968 and an M.B.A. from INSEAD in 1972.

Chaim Hurvitz joined Teva’s Board of Directors in 2010. Mr. Hurvitz currently serves as CEO of CHealth, a private venture capital firm, a position he has held since May 2011. Previously, he was a member of Teva’s senior management, serving as the President of Teva International Group from 2002 until 2010, as President and CEO of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President—Israeli Pharmaceutical Sales from 1999 until 2002. Mr. Hurvitz presently serves as a director of Aposense Ltd. He is a member of management of the Manufacturers Association of Israel and Head of its pharmaceutical branch. He received a B.A. in political science and economics from Tel Aviv University in 1985.

Prof. Richard Alan Lerner, M.D., joined Teva’s Board of Directors in February 2012. Prior to joining Teva, he served as President of The Scripps Research Institute from 1987 until January 2012, and is currently a member of its Skaggs Institute for Chemical Biology, where he is an Institute Professor and the Lita Annenberg Hazen Professor of Immunochemistry. Prof. Lerner served as a director of Kraft Foods, Inc. from 2005 until 2012. He currently serves as a director of Opko Health, Inc. and Sequenom, Inc. Prof. Lerner has been the recipient of numerous honors and prizes, including the Parke-Davis Award in 1978, the San Marino Prize in 1990 and the Wolf Prize in Chemistry for 1995. Prof. Lerner was awarded the California Scientist of the Year Award in 1996 and the University of California Presidential Medal in 2002. Prof. Lerner is a member of the Royal Swedish Academy of Sciences and the United States National Academy of Sciences, and holds honorary doctorates from esteemed academic institutions including the Technion-Israel Institute of Technology and Oxford University. Prof. Lerner did undergraduate work at Northwestern University, received B.M.S and M.D. degrees from Stanford University Medical School in 1964, and interned at Palo Alto Stanford Hospital from 1964 to 1965.

Galia Maor joined Teva’s Board of Directors in 2012. Prior to joining Teva, Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. and of Strauss Group Ltd. Over the years, Ms. Maor has contributed to various committees on matters of legislation, structure and financial reporting within the Israeli capital markets and the banking system. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967.

Joseph Nitzani joined Teva’s Board of Directors in 2008, serving as a statutory independent director. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Capital Markets Division. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and CEO of The Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani has served as a director in three subsidiaries of Migdal Capital Markets Group since December 2009 (and as a Chairman of one of them since 2010). Mr. Nitzani also served as a director of The Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, of Adanim Mortgage Bank from 2006 to 2008 and of Hadassah Medical Center from 1996 (as Chairman since June 2008) to 2010. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani qualifies as a statutory independent director under Israeli law.

Dan Propper rejoined the Company’s Board of Directors in March 2012. Mr. Propper had previously been a director of Teva from 2007 until February 2011. Mr. Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as

Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary Doctorate from the Technion-Israel Institute of Technology in 1999. Mr. Propper serves as Chairman of the Supervisory Council of the Bank of Israel. He is a director of Check Point Software Technologies Ltd. and a member of the Boards of Trustees of the Technion-Israel Institute of Technology, Ben-Gurion University and Weizmann Institute of Science. Mr. Propper received a B.S. (summa cum laude) in Chemical Engineering and Food Technology from the Technion-Israel Institute of Technology.

Ory Slonim rejoined Teva’s Board of Directors in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, he was a director at Migdal Insurance Company Ltd., serving as Deputy Chairman from 2000 until 2007 and as Chairman of the company’s audit committee from 2001 until 2007. Between 1993 and 2011, he served as a director and Chairman of the audit committee of U. Dori Group Ltd., and between 2007 and 2012 he served as a director in Oil Refineries Ltd. and from 2008 until January 2013 as a director of Harel Insurance Investments & Financial Services Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006 and as Chairman of the Ethics Tribunal of the Israeli Press Council since 1994. Mr. Slonim is also a lecturer at Tel Aviv University (Lahav Plan) in Executives and Directors Risks Management Plans since 2005. In 2012, Mr. Slonim received the President of Israel Award of Distinction. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Prof. Dafna Schwartz joined Teva’s Board of Directors in December 2011, serving as a statutory independent director. Since 1999, Prof. Schwartz has been a faculty member at Ben Gurion University, where she is the head of the MBA track (Magama) in Entrepreneurship and High-Tech Management at the Department of Business Administration and the director of the Bengis Center for Entrepreneurship and Hi-Tech Management, Faculty of Business and Management. Prof. Schwartz is an economic consultant in Israel and abroad. Prior to joining the University in 1999, she was Director General of the Development Study Center. Prof. Schwartz currently serves as a member of the board of directors of Strauss Group Ltd. and Bank Hapoalim B. M. Previously, she served as a member of the board of directors of Oil Refineries Ltd. from 2007 to 2012, Rotem Industries Ltd. during 2012, Al-Bad Massuot Yitzhak Ltd. from 2010 to 2011 and from 1999 to 2004, Israel Discount Bank Ltd. from 2007 to 2010 and from 1995 to 2002), Giron Development and Building Ltd. from 2007 to 2010, The Phoenix Insurance Company Ltd. from 2003 to- 2008 and others. Prof. Schwartz is a member of the Israel National Council for Research and Development and of the EU Expert Group on Policy Relevant Research on Entrepreneurship and SME’s. Prof. Schwartz received a B.A. in Economics from Tel Aviv University in 1973, a M.Sc. in Agricultural Economics and Management from the Hebrew University in 1977 and a Ph.D. in Economics from the Hebrew University in 1990. Prof. Schwartz qualifies as a statutory independent director under Israeli law.

Dan S. Suesskind joined Teva’s Board of Directors in January 2010. He was Teva’s Chief Financial Officer from 1977 until 2008. Mr. Suesskind previously served as a director of Teva from 1981 to 2001. From 2004 to 2011 he served as a director of Ness Technologies Inc. and from 2010 until March 2013 as a director of Gefen Biomed Investments Ltd. Currently, Mr. Suesskind serves as a director of several companies, including Israel Corporation Ltd., Migdal Insurance Company Ltd., Redhill Biopharma Ltd. and Syneron Medical Ltd., as well as a member of the board of directors (and finance and investment committee) of the Jerusalem Foundation, a member of the Investment Committee of the Israel Academy of Science and Humanities and the Board of Trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind received a B.A. in economics and political science from the Hebrew University in 1965 and an M.B.A. from the University of Massachusetts in 1969.

Erez Vigodman joined Teva’s Board of Directors in 2009. Since January 2010, he has been President and Chief Executive Officer of Makhteshim Agan, the world’s leading generic crop protection (agrochemical) company. From 2001 through June 2009, Mr. Vigodman served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council and member of the International Advisory Board of the Israel Science Technology & Innovation Policy Institute. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant.

Director Whose Term Ends at this Annual Meeting

Prof. Roger D. Kornberg joined Teva’s Board of Directors in 2007. Prof. Kornberg’s term of service as a member of the Board of Directors will end at the Annual Meeting. Prof. Kornberg will continue to serve as a member of Teva’s scientific advisory committee.

Board Practices

Our Board of Directors currently consists of 16 persons, of whom 12 have been determined to be independent within the meaning of applicable NYSE regulations. Following the Annual Meeting and subject to the re-election of the directors as proposed in proposal 1, our Board of Directors will consist of 15 persons, of whom 12 are independent. The Board of Directors includes two statutory independent directors as mandated under Israeli law, and two designated independent directors (as further described below), who are subject to additional criteria to help ensure their independence. See “Statutory Independent Directors/Financial Experts” below. The directors’ terms are set forth in the table above. In accordance with NYSE regulations, we do not consider the following directors to be independent: Dr. Phillip Frost, Chaim Hurvitz, Prof. Roger Kornberg and Prof. Yitzhak Peterburg.

Our directors receive regular written reports from management regarding the affairs of the company. In addition, all directors are generally entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors, and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board of Directors or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles. The full document is available on our website at www.tevapharm.com.

Annual Meetings. We encourage our directors to attend annual shareholder meetings.

Director Terms and Education. Our directors are generally elected in classes for terms of three years. We believe that overlapping multi-year terms allow our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex business. We provide an orientation program and a continuing education process for our directors, which includes business briefings, provision of materials, meetings with key management, and visits to company facilities.

Board Meetings. At least six meetings of the Board of Directors are held throughout the year to review significant developments affecting Teva and to consider matters requiring approval of the Board of Directors, with additional meetings scheduled when important matters require Board action between scheduled meetings. According to our Articles of Association, a majority of the meetings convened, but not less than four, must be in Israel. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. Information regarding the number of meetings of the Board and Board committees and attendance rates for 2012 is presented in the table below.

Executive Sessions of the Board. Currently, none of our directors are members of management, but selected members of management are typically invited by the Board of Directors to attend regularly scheduled Board of Directors meetings (or portions thereof). Our directors meet in executive session (i.e., without the presence of management) generally after each regularly scheduled meeting of the Board of Directors and as needed. In addition, our independent directors meet separately in executive session at least once per year and as needed. Executive Sessions are chaired by Teva’s Vice-Chairman, Prof. Moshe Many.

Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services. Information regarding director compensation can be found in Item 6 of our annual report on Form 20-F for the year ended December 31, 2012.

Communications with the Board. Shareholders, employees and other interested parties can contact any director or committee of the Board of Directors by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Company Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate Teva bodies. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Nominees for Directors. In accordance with the Israeli Companies Law, a nominee for service as a director must submit a declaration to Teva, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such. All of our directors, including those proposed for reappointment, have provided such a declaration.

Statutory Independent Directors/Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on the audit and compensation committees. All other Board committees exercising powers delegated by the Board of Directors must include at least one such statutory independent director.

Statutory independent directors are appointed at the general meeting of shareholders and must meet certain independence criteria, all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations thereunder. Prof. Dafna Schwartz and Joseph Nitzani currently serve in this capacity. In addition, under the Israeli Companies Law and regulations thereunder, a director in a company such as Teva, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, may be considered an independent director pursuant to the Israeli Companies Law if such director meets certain conditions listed therein, provided such director has been designated as such by the audit committee. The audit committee has designated Ory Slonim and Dan S. Suesskind as Teva’s designated independent directors under Israeli law.

Israeli law sets minimum and maximum amounts and other rules regarding compensation that may be paid to the statutory independent directors and the designated independent directors. Israeli law further provides that the remuneration of these independent directors may be determined relative to that of other directors of the company, as is the case with the Company’s statutory independent directors and its designated independent directors.

Israeli law further requires that a statutory independent director have either financial and accounting expertise or professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data are presented. Under the regulations, a director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii) has at least five years of experience in any of the following, or has a total of five years of experience in at least two of the following: (a) a senior position in the business management of a corporation with a substantial scope of business, (b) a senior public position or a senior position in public service, or (c) a senior position in the main field of the company’s business.

Under Israeli law, at least one of the statutory independent directors is required to qualify as a financial and accounting expert, as determined by the board of directors. Teva has adopted a policy requiring that at least two directors qualify as, and be determined, financial and accounting experts, in addition to the statutory independent director holding such expertise. In accordance with Israeli law and this policy, the Board of Directors has determined that Galia Maor, Joseph Nitzani, Prof. Dafna Schwartz, Dan S. Suesskind and Erez Vigodman are financial and accounting experts under Israeli law.

Committees of the Board

Our Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board of Directors as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board of Directors must include at least one statutory independent director, and the audit and compensation committees must include all statutory independent directors. The Board of Directors has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board of Directors. Membership on these Board committees is presented in the table below.

We have adopted charters to all of our committees, other than the scientific advisory committee, formalizing the committees’ procedures and duties. These committee charters are available on our website at www.tevapharm.com.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprising at least three directors. Under the Israeli Companies Law, the audit committee must include all of the statutory independent directors, one of which shall serve as the chairman of the committee, must be comprised of a majority of directors meeting certain independence criteria and may not include certain directors. As a NYSE-listed company, Teva’s audit committee must be comprised solely of independent directors, as defined by the SEC and NYSE regulations.

Under the Israeli Companies Law, the audit committee is responsible for: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) making determinations and considering providing approvals concerning certain related party transactions and actions involving conflicts of interest; (c) reviewing the internal auditor’s work program; (d) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has the tools and resources required to perform his or her duties; (e) examining the independent auditor’s scope of work and fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations; and (f) implementing procedures concerning employee complaints on flaws in the management of the company’s business and the protection to be provided to such employees. Furthermore, the audit committee discusses the financial statements and presents to the Board of Directors its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and NYSE requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. In addition, the audit committee is responsible for assisting the Board of Directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee also discusses Teva policies with respect to risk assessment and risk management, including any off-balance sheet arrangements, and reviews contingent liabilities and risks that may be material to Teva and major legislative and regulatory developments that could materially impact Teva’s contingent liabilities and risks.

The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, and its authority to engage advisors as determined by the audit committee.

All of the audit committee members have been determined to be independent as defined by the applicable NYSE and SEC rules, and Ory Slonim and Dan S. Suesskind have been designated by the audit committee as independent directors under the Israeli Companies Law.

The Board of Directors has determined that Prof. Dafna Schwartz, Joseph Nitzani and Erez Vigodman are “audit committee financial experts” as defined by applicable SEC regulations.

Human Resources and Compensation Committee

Pursuant to a recent amendment to the Israeli Companies Law, which became effective in December 2012 (“Amendment 20”), publicly held Israeli companies are required to appoint a compensation committee comprising at least three directors. The compensation committee must include all of the statutory independent directors, one of whom must serve as the chairman of the committee, and must include only additional members that satisfy the criteria for remuneration applicable to the statutory independent directors. Teva’s human resources and compensation committee includes only independent directors, as defined by the SEC and NYSE regulations.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of a policy regarding the terms of office and employment of the company’s office holders and any extensions thereto; (ii) periodically reviewing the implementation of such policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt an arrangement with respect to the terms of office and employment of a candidate for chief executive officer from shareholder approval.

In addition, and pursuant to the charter of Teva’s human resources and compensation committee, the committee oversees the management of the Company’s compensation and other human resources-related issues and otherwise carries out its responsibilities, and assists the Board in carrying out its responsibilities, relating to these issues. The committee is also responsible for establishing annual and long-term performance goals and objectives for Teva’s executive officers, as well as reviewing Teva’s overall compensation philosophy and policies.

Corporate Governance and Nominating Committee

The role of the corporate governance and nominating committee is to (i) identify individuals who are qualified to become directors; (ii) recommend to the Board director nominees for each annual meeting of shareholders; and (iii) assist the Board in establishing and reviewing corporate governance principles and promoting good corporate governance at Teva. All of the committee members must be determined to be independent as defined by the applicable NYSE rules.

Finance and Investment Committee

The role of the finance and investment committee is to assist the Board of Directors in fulfilling its responsibilities with respect to the Company’s financial and investment strategies and policies, including determining policies and guidelines on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review risk factors associated with management of the Company’s finances and the mitigation of such risks, as well as various other finance-related matters. According to the committee’s charter, at least one of the committee’s members must be qualified as a financial and accounting expert under applicable SEC regulations and/or the Israeli Companies Law.

Corporate Responsibility Committee

The role of the corporate responsibility committee is to oversee, on behalf of the Board of Directors, Teva’s: (i) commitment to being a responsible corporate citizen, (ii) policies and practices for complying with laws, regulations and internal procedures; (iii) policies and practices regarding issues that have the potential to seriously impact Teva’s business and reputation; (iv) global public policy positions; and (v) community outreach. A majority of committee members must be determined to be independent as defined by the applicable NYSE rules. The Chairperson of the audit committee must serve as a member of the committee.

Scientific Advisory Committee

The scientific advisory committee is primarily engaged in the review of the Company’s strategies with regard to its research and development activities, major research and development projects and sourcing opportunities from academic institutions and other parties, and brings its recommendations, when applicable, to the Board of Directors. The scientific advisory committee also reviews and makes recommendations to the Board of Directors regarding the scientific and medical aspects of certain transactions that involve significant technology or research and development aspects, including acquisitions, licenses, investments, collaborations and major grants. The committee has advisory status only and also includes non-directors.

Current Members of Board Committees (as of July 18, 2013)

Name	Audit		Human Resources and Compensation		Corporate Governance and Nominating		Finance and Investment		Corporate Responsibility		Scientific Advisory
Dr. P. Frost											✓

Prof. M. Many	✓				✓						✓	+

R. Abravanel			✓

Dr. A. Belldegrun											✓	*

A. Elstein					✓		✓		✓	*

C. Hurvitz							✓		✓	+	✓

Prof. R. Lerner			✓		✓						✓

G. Maor							✓	*	✓

Y. Nitzani	✓	*	✓		✓		✓		✓

Prof. Y. Peterburg							✓				✓

D. Propper			✓		✓	*

Prof. D. Schwartz	✓	+	✓	*					✓

O. Slonim	✓		✓		✓				✓

D. Suesskind	✓						✓		✓

E. Vigodman	✓						✓	+

Prof. R. Kornberg											✓

Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson

Board and Committee Meetings

Name of Body	No. of Meetings in 2012	Average Attendance Rate
Board of directors	14	87%
Audit committee	12	98%
Human resources and compensation committee	12	89%
Corporate governance and nominating committee	4	95%
Finance and investment committee	6	87%
Corporate responsibility committee	3	100%
Scientific advisory committee	2	100%

Code of Business Conduct

Teva has adopted a code of business conduct applicable to its directors, executive officers, and all other employees. A copy of the code is available to every Teva employee on Teva’s intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the Internal Auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on Teva’s website. As referred to above, the Board of Directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee. Teva has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

Corporate Governance Practices

Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli and U.S. laws, SEC regulations and NYSE listing standards.

Related Party Transactions

In December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase II clinical development for a variety of pain-related disorders. Under the agreement, Teva paid Xenon an upfront fee of $41 million. In addition, Teva may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is the founder, a minority shareholder and a member of the board of directors of Xenon. In order to avoid potential conflicts of interest, Teva has established certain procedures to exclude Dr. Hayden from any involvement in Teva’s decision-making related to Xenon.

In September 2011, Teva entered into an agreement with CoCrystal Discovery, Inc., a company focusing on the discovery and development of novel therapeutics, utilizing an innovative drug discovery technology. According to the agreement, Teva will fund the company’s R&D under the Research Agreement by investing into the company two tranches of $7.5 million each per target (the latter one being discretionary). The first tranche was invested by Teva in 2011. Dr. Phillip Frost, Chairman of the Board of Directors of Teva, and Prof. Roger Kornberg, a member of the Board of Directors, are both shareholders in and members of the board of directors of CoCrystal Discovery. Prof. Kornberg is also Chief Scientific Officer of CoCrystal Discovery.

CTG Weld Limited, a privately owned contract research organization, has rendered services to Teva in connection with clinical trials since 2002. In 2011, Chaim Hurvitz, a director of Teva, invested in, and became a member of the board of directors of, CTG Weld. In 2011, Teva engaged CTG Weld in connection with certain clinical studies, for overall payments of €2.1 million. In 2012, Teva paid CTG Weld €1.3 million in connection with various clinical studies.

Teva leases 13,500 square feet of office space located in Miami, Florida from an entity controlled by Dr. Frost, Teva’s Chairman of the Board. The term of the lease extends until April 2015, with options to renew for two additional three-year terms. Annual rent was $305,000 until April 1, 2012, $412,000 until March 31, 2013 and is currently $431,442 until March 31, 2014, increasing 4% per year for the remainder of the initial term and each renewal term. The office space includes offices we provide Dr. Frost in his capacity as Chairman of the Board.

All of the related party transactions described above were reviewed and approved in accordance with the provisions of the Israeli Companies Law and Teva’s Articles of Association.

PROPOSAL 2: PRESIDENT AND CEO CASH BONUS INCENTIVES

Pursuant to Amendment 20, any arrangement between a company and its chief executive officer as to his or her terms of office and employment generally must be approved by a company’s compensation committee, board of directors and shareholders by the majority described on page 1 under “Quorum, Required Vote and Voting Procedures” with respect to proposals 2(a), 2(b) and 3 (the “Compensation Majority”).

An arrangement with a company’s chief executive officer generally must be consistent with the company’s compensation policy, once adopted (see proposal 3 below), and until such time that a compensation policy is adopted, must be based on, and must include and reference certain matters and provisions set forth in, the Israeli Companies Law. In special circumstances, if a chief executive officer’s arrangement is not approved by the shareholders, as described above, the compensation committee and the board of directors may nonetheless approve the arrangement following a re-discussion of the matter and for specified reasons. Changes to the chief executive officer’s existing terms of office and employment can be approved solely by the compensation committee if the committee determines that the change is not substantially different from the existing terms.

Arrangements that were executed prior to the enactment of Amendment 20 are not subject to the above approvals. However, during the transition period until the adoption of a compensation policy, to the extent an existing arrangement requires additional approvals or determinations by a company, the company should follow the above process of approvals.

The employment agreement of Dr. Levin, the Company’s President and Chief Executive Officer, was executed prior to the enactment of Amendment 20 and therefore does not require the above approvals. The employment agreement provides for an annual base salary of $1.5 million and an annual cash bonus based on the aggregate level of achievement of qualitative and quantitative performance goals for the Company and such other performance objectives established by the human resources and compensation committee. The bonus formula as set forth in Dr. Levin’s employment agreement is as follows:

Level of Achievement of Performance Criteria (1)	% Achievement of Performance Criteria	Potential Annual Cash Incentive as a % of Annual Base Salary	$ Value of Potential Annual Cash Incentive
Below Threshold	Less than 85%	No annual cash bonus payment	No annual cash bonus payment

Threshold	85%	8.75%	$131,250

Target	100%	140%	$2,100,000

Above Target	Greater than 100%	140% + Additional discretionary amount determined by human resources and compensation committee	$2,100,000 + Additional discretionary amount determined by human resources and compensation committee

(1)	Payouts for performance between threshold and target are determined linearly based on a straight line interpolation of the applicable payout range (8.75% for each percentile change in performance).

Due to Amendment 20 requirements and the fact that a compensation policy has not yet been adopted by the shareholders, the payment of a cash bonus in respect of 2012 to Dr. Levin and his bonus objectives and payout terms for above target performance for the year 2013 are being brought before the shareholders for their approval.

(a) APPROVAL OF CASH BONUS FOR THE YEAR 2012 FOR THE PRESIDENT AND CEO

Dr. Levin’s targets for 2012, the initial year of his employment with the Company, were based on Company-wide strategic and operational goals, including the Company’s sales and income during the year, strengthening the leading position of Copaxone®, restructuring the Company to better address future global medical, social and consumer needs, and contribution to shareholder value.

The human resources and compensation committee and the Board of Directors have considered the cash bonus in respect of 2012 for Dr. Levin, taking into account and applying the relevant provisions of Dr. Levin’s employment agreement, the relevant matters and provisions set forth in the Israeli Companies Law and the relevant data and other information with respect to the Company’s and Dr. Levin’s 2012 performance, consistent with past practices of the Company.

The human resources and compensation committee and the Board of Directors evaluated the Company’s and Dr. Levin’s 2012 performance in light of the Company’s targeted sales and income, Copaxone® sales, newly recruited talent and steps taken to strengthen transparency and the Company’s relationship with its shareholders, including the investors’ day held and presentation of Teva’s new strategy, and concluded that Dr. Levin’s performance targets, other than those relating to contribution to shareholder value, were achieved in full. With regard to contribution to shareholder value, the human resources and compensation committee and the Board of Directors concluded that the performance targets in this field were partially achieved.

Accordingly, the human resources and compensation committee and the Board of Directors determined that there was 94% achievement of Dr. Levin’s performance goals and, after considering the relevant provisions of Dr. Levin’s employment agreement and Dr. Levin’s period of service during 2012, approved, and recommend that the shareholders approve, the payment of a cash bonus to Dr. Levin in respect of 2012 in an amount of $1,203,125, which represents 80.2% of his annual base salary and 57.3% of his target bonus.

The human resources and compensation committee and the Board of Directors believe such amount is fair and reasonable considering the Company’s complex business and global operations, the major role of Dr. Levin in, and his significant contribution to, the Company’s performance in 2012, and considering their overall high degree of satisfaction with Dr. Levin’s 2012 performance.

Upon joining the Company in February 2012, the Company granted Dr. Levin options to purchase 450,000 shares (with an exercise price of $46.04, the closing price of our ADSs on NASDAQ on the date of grant) and 115,383 restricted share units, all of which vest, subject to Dr. Levin’s continued employment with the Company, in three equal annual installments beginning on the second anniversary of the grant date. Dr. Levin also received a one-time cash sign-on bonus in the amount of $1 million, which was paid in February 2013, was reimbursed for expenses incurred in connection with his relocation to Israel, and received other benefits generally granted to Teva executive officers.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the payment of a cash bonus to Dr. Jeremy Levin, the Company’s President and Chief Executive Officer, in respect of 2012 in an amount of $1,203,125, as described herein.

(b) APPROVAL OF BONUS OBJECTIVES AND PAYOUT TERMS FOR THE YEAR 2013 FOR THE PRESIDENT AND CEO

The human resources and compensation committee and the Board of Directors have considered the bonus objectives and payout terms for above target performance for the year 2013 for Dr. Levin, taking into account numerous factors, including the provisions of Dr. Levin’s employment agreement, the provisions of the Company’s proposed Compensation Policy (see proposal 3 below), the relevant matters and provisions set forth in the Israeli Companies Law and the Company’s annual operating plan and long range plan approved by the Board of Directors.

The human resources and compensation committee and the Board of Directors believe that an appropriate bonus plan is one that is designed to effectively and appropriately motivate Dr. Levin and provide for alignment with the Company’s long-term corporate objectives, while including measures designed to reduce incentives to take excessive risks.

Accordingly, the human resources and compensation committee and the Board of Directors approved the following Company-wide strategic and operational objectives for the year 2013 for Dr. Levin and the following payout terms, consistent with the Company’s annual operating plan and long range plan approved by the Board of Directors, as well as the Company’s proposed Compensation Policy.

•

85% of Dr. Levin’s 2013 cash bonus will be based on overall Company performance measures, using key performance indicators. These key performance indicators are comprised of: 20% targeted non-GAAP operating profit, 20% free cash flow before dividends, 10% targeted net revenues, 15% product quality measures, 10% customer service, 15% product pipeline milestones and 10% personnel survey score.

•

15% of Dr. Levin’s 2013 cash bonus will be based on an evaluation of Dr. Levin’s overall performance in 2013 by the human resources and compensation committee and the Board of Directors with respect to strategy and values implementation, collaboration, leadership and integrity.

Payouts for performance between threshold and target shall be in accordance with the provisions of Dr. Levin’s employment agreement (described above) and the Company’s proposed Compensation Policy. In the event of above-target performance, the following bonus formula shall apply:

Level of Achievement of Performance Criteria (1)	% Achievement of Performance Criteria	Potential Annual Cash Incentive as a % of Annual Base Salary	$ Value of Potential Annual Cash Incentive
Maximum Bonus	125%	200%	$3,000,000

(1)	Payouts for performance between the target and maximum bonus are determined linearly based on a straight line interpolation of the applicable payout range (i.e., 2.4% for each percentile change in performance).

No additional payout would be made for performance in excess of 125% achievement of the performance criteria.

Notwithstanding the above, if either the Company’s non-GAAP operating profit is less than 90% of targeted performance, or net revenues are less than 90% of targeted performance, Dr. Levin shall not be entitled to the 2013 cash bonus payment. In addition, if either the Company’s non-GAAP operating profit is less than 105% of targeted performance, or net revenues are less than 105% of targeted performance, Dr. Levin shall not be entitled to any above-target cash bonus payment.

In light of the above, shareholders are asked to approve the bonus objectives and payout terms for above-target performance for the year 2013 for Dr. Levin, as described above.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the bonus objectives and payout terms for above target performance for the year 2013 for Dr. Levin, as described herein.

PROPOSAL 3: APPROVAL OF COMPENSATION POLICY

Pursuant to Amendment 20, publicly held Israeli companies are required to adopt a compensation policy by September 2013, which sets forth company policy regarding the terms of office and employment of office holders, including the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and any payment or other benefit in connection with termination of services. The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

The compensation policy must be based on, and must include and reference certain matters and provisions set forth in the Israeli Companies Law, which include: (i) promoting the company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for the company’s office holders, considering, among other things, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of the company’s profits, with a long-term view and in accordance with his or her position.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The compensation policy also requires shareholder approval by the Compensation Majority. If the compensation policy is not approved by the shareholders, the board of directors may nonetheless approve the policy, provided that the compensation committee and thereafter the board of directors concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the company. Pursuant to the Israeli Companies Law as currently in effect, a compensation policy that is for a period of more than three years must generally be approved by the board of directors and the shareholders every three years.

Following the recommendation of the human resources and compensation committee, the Board of Directors approved, and recommends that shareholders approve, the proposed Compensation Policy for executive officers and directors, substantially in the form attached to this proxy statement as Exhibit A.

When considering the proposed Compensation Policy, the human resources and compensation committee and the Board of Directors considered numerous factors, including the relevant matters and provisions set forth in the Israeli Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and compensation advisors.

The proposed Compensation Policy is designed to encourage pay for performance, align officers’ interests with those of the Company and its shareholders over the long-term, encourage balanced risk management and provide a competitive compensation package. The compensation elements which may be granted to officers pursuant thereto include: base salary, cash bonuses, equity-based compensation, benefits and perquisites, and retirement and termination of service or employment arrangements. A significant portion of officers’ total compensation package is targeted to reflect both Teva’s short- and long-term goals and performance, as well as the officer’s individual performance and impact on shareholder value.

In addition, the proposed Compensation Policy includes measures designed to reduce officers’ incentives to take excessive risks that may harm Teva or its shareholders in the long-term, such as caps on the value of cash bonuses and equity-based compensation that may be granted to officers, minimum vesting periods for equity-based compensation, recoupment of compensation in certain events and a framework for prohibiting officers from hedging their equity-based awards.

The proposed Compensation Policy also addresses officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of Teva’s goals) as the basis for variation between such officers, and internal ratios between compensation of officers and compensation of other employees, as a factor that should periodically be reviewed.

Pursuant to the proposed Compensation Policy, office holders will also be released from liability and will be provided with indemnification to the fullest extent permitted by law and the Company’s Articles of Association, and will also be covered by directors’ and officers’ insurance policies.

The proposed Compensation policy will apply to compensation arrangements of office holders that will be approved following its adoption by the shareholders and will be periodically reviewed by the human resources and compensation committee and the Board of Directors to ensure that its provisions and implementation are aligned with Teva’s compensation philosophy and with applicable legal and regulatory requirements.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, which is attached as Exhibit A hereto.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the proposed Compensation Policy, substantially in the form attached as Exhibit A hereto.

PROPOSAL 4: APPROVAL OF DIVIDENDS

The Board of Directors recommends that shareholders approve the resolution of the Board of Directors to declare and distribute cash dividends for the first and second quarters of the year ended December 31, 2012, paid in two installments in an aggregate amount of NIS 2.00 (approximately $0.51, according to the applicable exchange rates) per ordinary share (or ADS).

Following amendments to Teva’s Articles of Association adopted on September 12, 2012, at the 2012 Annual Meeting of Shareholders, the declaration and distribution of dividends no longer require shareholder approval. Instead, dividends are declared and distributed upon the approval by the Board of Directors only, as commonly practiced by companies in Israel and in the United States. The cash dividends for the first and second quarters of 2012 were declared by Teva’s Board of Directors prior to such amendments to Teva’s Articles of Association and therefore still require shareholder approval.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the cash dividends for the first and second quarters of the year ended December  31, 2012, in an aggregate amount of NIS 2.00 (approximately $0.51) per ordinary share (or ADS).

PROPOSAL 5: APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors recommends that, as required under Israeli law (as described above under “Committees of the Board—Audit Committee”), shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent registered public accounting firm until the 2014 Annual Meeting of Shareholders.

Pursuant to Teva’s amended and restated Articles of Association adopted at Teva’s 2012 Annual Meeting of Shareholders, the Board of Directors is authorized to fix the remuneration of the Company’s independent registered public accounting firm.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited for the years ended December 31, 2012 and 2011:

	2012	2011
	(U.S. $ in thousands)

Audit Fees	$11,949	$12,981

Audit-Related Fees	1,125	2,122

Tax Fees	7,700	7,504

All Other Fees	1,342	1,357

Total	$22,116	$23,964

The audit fees for the years ended December 31, 2012 and 2011 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2012 and 2011, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2012 and 2011 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2012 and 2011 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2012 and 2011 were for general guidance related to accounting issues, the purchase of accounting software and human resources benchmarking software and providing assistance in respect of a risk management program relating to one of the Company’s products.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2012 and 2011 were pre-approved by the audit committee in accordance with these procedures.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the appointment of Kesselman & Kesselman, a member of PwC, as the Company’s independent registered public accounting firm until the 2014 Annual Meeting of Shareholders.

PRESENTATION OF 2012 FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to shareholders for receipt and consideration at the Annual Meeting, Teva’s annual consolidated financial statements for the year ended December 31, 2012, which are included in Teva’s annual report on Form 20-F for the year ended December 31, 2012, available on Teva’s website at www.tevapharm.com.

This item does not involve a vote of shareholders.

By Order of the Board of Directors,

Richard S. Egosi

Secretary

July 18, 2013

Exhibit A

Teva Pharmaceutical Industries Ltd.

Compensation Policy for Executive Officers and Directors

[                    ], 2013

This document sets forth the compensation policy of Teva Pharmaceutical Industries Ltd. (“Teva” or the “Company”) for its executive officers and directors.

For purposes of this policy, “executive officers” shall mean “office holders” as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), including Teva’s Chief Executive Officer (the “CEO”) but excluding Teva’s directors, unless otherwise expressly indicated. This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted. Pursuant to the Israeli Companies Law, shareholder approval is generally required to approve compensation to Teva’s CEO and its directors.

Teva’s Human Resources and Compensation Committee (the “Committee”) and its Board of Directors (the “Board”) will periodically review this policy to ensure that its provisions and implementation are aligned with Teva’s compensation philosophy and with applicable legal and regulatory requirements. This policy shall apply to any compensation arrangement of an executive officer or director that is approved following its adoption.

Teva’s Values

Teva is a leading global pharmaceutical company and is a leader in the global generic medicine industry. Headquartered in Israel, Teva is distinguished as the largest company in Israel. The Teva group is active in 60 countries, with over 40,000 employees worldwide, a majority of whom are employed outside of Teva’s home country, Israel.

In every action it undertakes, Teva follows its guiding values of Integrity, Respect, Collaboration, Excellence and Leadership. These values enable Teva to bring safe and effective medicines to the world through the quality of its people and of its products, and are the foundation of Teva’s commitment to patients, and of its continuous dedication to making a positive and meaningful difference.

Teva’s values ensure that Teva puts its people at the center of its success. They reinforce the importance of how Teva executes its strategy, and they drive Teva’s day-to-day behavior and decisions.

To remain competitive, Teva must attract and retain highly talented professionals with the necessary capabilities to promote creativity and manage global operations while embodying such values. Due to Teva’s unique position as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match those of global companies of similar complexity, while complying with applicable local laws and customs.

Teva is also committed to transparent and ethical business practices. Maintaining high standards of corporate governance and legal compliance are key factors in Teva’s success. It allows Teva to create long-term value for its shareholders as well as all of its other stakeholders, including employees, customers, suppliers and, above all, patients worldwide.

Compensation Objectives

Teva’s objectives with respect to executive officer compensation, as summarized below, are designed to: (i) encourage pay-for-performance; (ii) align executive officers’ interests with those of the Company and its shareholders over the long-term; (iii) encourage balanced risk management; and (iv) provide a competitive compensation package.

Pay-for-performance: Teva aims to incentivize its executive officers by creating a strong link between their compensation and performance. Therefore, a significant portion of the total compensation package provided to Teva’s executive officers is based on measures that reflect both Teva’s short and long-term goals and performance, as well as the executive officer’s individual performance and impact on shareholder value. In order to strengthen this link, Teva defines clear and measurable quantitative and qualitative objectives that, in combination, are designed to improve Company results and returns to shareholders.

Aligning executive officers’ interests with those of the Company and its shareholders: In order to promote retention and motivate executive officers to focus on long-term objectives and performance of the Company’s shares, a significant portion of the compensation packages of Teva executive officers is granted in the form of equity-based compensation, which creates a direct link between the interests of executive officers and the interests of Teva and its shareholders.

Risk management: Compensation is structured in a manner that creates an incentive to deliver high performance (both long and short-term) while taking into account Teva’s compliance and risk management philosophy and avoiding undue pressure to take excessive risks, thus encouraging a balanced and effective risk taking approach. Teva’s compensation elements are designed with this in mind, by including mechanisms that reduce incentives to expose the Company to imprudent risks that may harm Teva or its shareholders in the short and long-term. This is achieved by using tools such as (i) placing maximum thresholds on eligibility for short and long-term incentives; (ii) measuring performance with key performance indicators that are designed to reduce incentives to take excessive risks; (iii) using compensation vehicles with diverse performance measures; (iv) granting a mix of equity-based compensation types that have long-term vesting schedules, which tie the awards to a longer performance cycle; and (v) requiring clawback of compensation payments in certain circumstances.

Competitiveness: Teva competes with global companies to attract and retain highly talented professionals with the necessary capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. For these reasons, the total compensation package for Teva’s executive officers is generally targeted at the median of the peer group, which includes global pharmaceutical companies, as well as other companies which compete with Teva for similar talent, and may also include companies in the relevant geographical location. Executive officers’ total compensation may deviate from the target level as required to attract or retain certain individuals or reflect their respective characteristics or performance.

Teva’s executive officer compensation philosophy also values the following principles:

•	Promotion of Teva’s goals and supporting Teva’s business strategy and work plan;

•

Paying executive officers equitably relative to one another based on their role and responsibilities, educational background, skills, expertise, prior professional experience, achievements, seniority and location;

•	Embedding a culture of strong performance with high integrity; and

•	Encouraging good corporate governance and compliance practices.

Compensation Elements

Teva’s executive officers’ compensation packages are composed of the following elements:

•	Base salary

•	Cash bonuses

•	Equity-based compensation

•	Benefits and perquisites

•	Retirement and termination of service or employment arrangements

Teva’s target range for the compensation mix between the base salary, annual cash bonuses and equity-based compensation of its executive officers, is set forth below:

Target Range:

The target ratios express the optimal pay mix in the event that all performance measures are achieved at target levels and assume that all compensation elements detailed in the chart above are granted with respect to a given year. Performance in any given year that is lower than target levels or exceeds target levels may result in a payout in different percentages than those detailed above.

The target compensation mix supports the core principles of Teva’s executive officer compensation philosophy of compensating for performance and aligning executive officers’ interests with those of the Company and its shareholders, by emphasizing short and long-term incentives while considering the fact that different circumstances may warrant different target pay mixes. A large portion of an executive officer’s compensation is therefore targeted to be “pay at risk” tied to key metrics of the Company’s growth, consistent with the approach taken by other global pharmaceutical companies. The Company may see fit to incentivize its executive officers to realize key strategic opportunities and pursue innovative strategies, while taking into account measures to mitigate such risk in accordance with its risk management policy.

Set forth below is a description of each of the compensation elements.

Base Salary

Purpose: Base salaries provide stable compensation to executive officers, allow Teva to attract and retain competent executive talent and maintain a stable management team. Base salaries vary among executive officers, and will be individually determined according to each executive officer’s areas of responsibility, role and experience based on a variety of considerations, including:

•	Professional background: education, skills, expertise, professional experience and achievements.

•

Competitiveness: the base salary of executive officers will be evaluated by conducting external benchmarking using a defined peer group, selected, among others, according to Teva’s size, global footprint, nature of activities and competitors for similar talent, as well as the relevant geographical location, as further detailed under “External and internal considerations” below.

•

Internal fairness: the variation in the relative base salary among executive officers should reflect the differences in position, education, scope of responsibilities, location, previous experience in similar roles and contribution to attainment of Teva’s goals.

Adjustments to base salary: The Committee and the Board may periodically consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Committee and the Board will also consider the previous and existing compensation arrangements of the executive officer whose base salary is being considered for adjustment.

One-time grant: In addition to the base salary, in circumstances deemed appropriate by the Committee and the Board, executive officers may be awarded a fixed amount, one-time, cash or equity-based grant upon recruitment or promotion, subject to the discretion of the Committee and the Board.

Cash Bonuses

Purpose: The annual cash bonus component aims to ensure that Teva’s executive officers are aligned and unified in reaching Teva’s short and long-term goals. Annual cash bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

General: Following approval of the Company’s Annual Operating Plan (“AOP”) each calendar year, the Committee and the Board, following the CEO’s recommendation, shall determine the performance measures, taking into account Teva’s short and long-term goals, as well as its compliance and risk management policies. The Committee and the Board may also determine any applicable super-measures that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each executive officer. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes and significant changes in Teva’s business environment), the Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

Measurement criteria: Quantitative and qualitative performance measures will be used to determine annual cash bonus eligibility, using key performance indicators. Subject to the discretion of the Committee and the Board, such performance measures will generally be determined based on the AOP and the long range plan approved by the Board, and will be structured in order to take into account Teva’s short and long-term goals. These performance measures, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized in three main areas, as described below:

•	Between 60% and 80% – overall company performance measures, which are based on actual financial and operational results, such as net revenues, sales, operating profit, cash flow and product quality;

•

Between 15% and 25% – business unit/cluster/regional performance measures, which are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Teva’s annual operating plan and long range plan. For example, measures for the Chief Financial Officer may include cash flow and finance expense management; measures for the head of Research and Development may include R&D pipeline and milestones; and measures for the head of U.S. sales may include sale targets in this market; and

•

Up to 20% – quantitative and qualitative individual performance measures, which are based on specific pre-defined competencies and behaviors as well as the achievement of specific pre-defined goals determined for each individual executive officer.

When determining the precise distribution of these measures, the Committee and the Board will consider: (i) emphasizing the high level of accountability to overall company performance and financial results expected of each executive officer; (ii) creating a personal link between each executive officer’s compensation and the achievement of the corporate goals; (iii) creating a personal link between each executive officer’s compensation and the achievement of business unit goals under his or her responsibility; and (iv) driving individuals to a high performance culture.

Teva’s CEO’s performance will be measured as described below:

•

Between 80% and 85% – overall company performance measures, similar to those determined for other executive officers (as stated above), reflecting the importance of the CEO’s leadership role and the CEO’s responsibility and contribution that relate to overall company performance; and

•	Between 15% and 20% – discretionary evaluation of the CEO’s performance by the Committee and the Board based on quantitative and qualitative criteria.

Parameters: To the extent not already determined below, annual cash bonus parameters will be determined by the Committee and the Board, taking into account Teva’s short and long-term goals, as well as its risk management policy.

•

Thresholds: achievement of less than 80% of an executive officer’s performance measures in a given year (and with respect to the CEO, 85%) will not entitle such executive officer to an annual cash bonus.

•

Target Bonus: the target bonus, which is the annual cash bonus amount that an executive officer will be entitled to receive upon achievement of 100% of his or her performance measures, will be equal to 100% of the executive officer’s annual salary. The target bonus for the CEO will be 140% of the CEO’s annual salary.

•

Maximum Bonus: the maximum bonus, which is the maximum annual cash bonus amount that an executive officer will be entitled to receive upon achievement of at least 120% of his or her performance measures for any given calendar year, will not exceed 200% of such executive officer’s annual salary.

•

Payout Formula: the formula for calculating the annual cash bonus payout with respect to each calendar year will refer to the target and maximum bonus and applicable thresholds and super-measures. The formula may result in a partial bonus payout in the event that an executive officer achieves less than 100% (but no less than 80%, and with respect to the CEO, not less than 85%) of his or her performance measures.

•

Super-measures: the Committee and the Board may determine one or more additional mandatory requirements that must be met for entitlement to the annual cash bonus (all or any portion thereof) with respect to each calendar year. The super-measures may be determined as an absolute parameter (e.g., operating profits, revenues, EPS) and/or as a parameter that is relative to a peer group (e.g., ratio of EPS to peer group EPS, ratio of TSR to peer group TSR).

•

Budget: the Committee and the Board may set an annual budget for annual cash bonuses awarded to executive officers. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes and significant changes in Teva’s business environment), the Committee and the Board may amend or modify such budget during the applicable period.

The annual cash bonus parameters are intended to drive motivation and performance continuously higher, while the maximum payout ceiling provides a risk management mechanism that assists in protecting Teva from excessive risk taking to achieve short-term results that could expose Teva to risk in the long-term, and aligns target setting with Teva’s pre-defined risk profile.

In the event of an executive officer’s termination of service or employment where such executive officer served in Teva for less than 12 months, he or she will not be entitled to an annual cash bonus, unless otherwise determined by the Committee and Board.

In addition to the annual cash bonus, in very special circumstances, the Committee and the Board may determine that an executive officer is also entitled to other cash bonuses for completion of a certain achievement or assignment. Such other cash bonuses provide Teva the flexibility to adapt to unexpected or unaccounted for events or occurrences. The conditions for receipt of such other cash bonuses and the method of calculation thereof will be determined by the Committee and the Board in advance. The Committee and the Board may also, in their sole discretion, grant other cash bonuses for significant or extraordinary achievements or efforts that produced an exceptional result, provided that the total amount of other cash bonuses awarded to an executive officer for any given year will not exceed 25% of such executive officer’s annual salary, and provided further that the value of discretionary variable compensation will not exceed 20% of the executive officer’s total variable compensation.

Equity-based Compensation

Purpose: Equity-based compensation is intended to reward for future performance, as reflected by the market price of Teva’s ordinary shares and/or other performance criteria, and is used to foster a long term link between executive officers’ interests and the interests of Teva and its shareholders as well as to attract, motivate and retain executive officers’ for the long term by:

•	Providing executive officers with a meaningful interest in Teva’s share performance;

•	Linking equity-based compensation to potential and sustained performance; and

•	Spreading benefits over time through the vesting period mechanism.

Equity grant determinations: Equity-based awards will generally be granted to executive officers on an annual basis, and at such other times as the Committee and the Board deem appropriate, including for newly hired or promoted executive officers. Notwithstanding the foregoing, the Committee and the Board may determine with respect to a specific year that no equity-based awards will be granted to all or any particular executive officers.

Equity-based awards will be granted pursuant to Teva’s “2010 Long-Term Equity-Based Incentive Plan,” and/or any other long-term incentive plan(s) that Teva may adopt in the future and generally on terms and conditions provided for therein and as determined by the Committee and the Board, provided that any such terms and conditions are in line with the following:

•

Time-based equity awards: Equity-based awards structured as time-based awards (aimed to reward long term performance, as reflected by the market price of Teva’s ordinary shares or American Depositary Shares) will include a time-vesting period. Time-based equity awards will have an overall exercise term of several years, structured in order to retain executive officers and maintain their commitment to increasing Company and shareholder value over the long term. These types of awards may include stock options and/or restricted stock units.

•

Performance-based equity awards: The amount and/or vesting of performance-based awards will be subject to achievement of pre-determined performance criteria. Performance measurement periods for performance-based equity awards will be for specified periods that express the long-term performance goals that Teva wishes to achieve. Following the performance measurement period, additional time-based vesting requirements may also apply. The vesting criteria for performance-based equity awards will be based on measurable performance criteria, such as financial parameters and/or stock performance parameters, which may be determined as an absolute parameter (e.g., EPS, TSR, stock price) and/or as a parameter that is relative to a peer group (e.g., ratio of TSR to peer group TSR). These types of awards may include performance stock units and/or market stock units.

•

Vesting of equity-based awards: The minimum vesting period of all equity-based awards, other than performance stock units (if granted) will be two years from the date of grant. The minimum vesting period of performance stock units (if granted) will be three years from the date of grant.

The monetary grant value of executive officers’ equity-based awards will be determined by the Committee and the Board, taking into account, among other things, Teva’s pay mix targets, the desired mix of equity-based vehicles, the executive officer’s contribution to Company performance, desired competitive compensation levels and dilution or pool limits. When establishing the monetary grant value, the Committee and the Board will also determine the mix of equity-based vehicles for each grant, which may include various types of time-based and performance-based equity-based vehicles, including stock options, restricted stock units, performance stock units, market stock units and/or other share-based awards. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle. The mix of equity vehicles and the relative weight assigned to each type of equity-based vehicle out of the total equity-based grant will be structured to enhance the executive officers’ commitment to increasing Company and shareholder value and will be designed to encourage balanced and effective business risk-taking. The Committee and the Board may change the distribution and elements of the equity mix from time to time.

Caps on equity-based compensation:

•

Equity budget: the Committee and the Board may set an annual budget for equity-based compensation awarded to executive officers. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes and significant changes in Teva’s business environment), the Committee and the Board may amend or modify such budget during the applicable period.

•

Cap at grant date: the total monetary grant value of all equity-based compensation awarded to a single executive officer per annum shall not exceed $2 million (and with respect to the CEO, $3.5 million) and shall not exceed 80% of each executive officer’s total compensation package in a given calendar year.

•	Cap at exercise date: the Committee and the Board may from time to time consider determining a cap for the benefit deriving from the exercise of equity-based compensation.

Benefits and Perquisites

Purpose: Benefit plans and perquisites have three main objectives:

•	Compliance with legal requirements to provide certain benefits that are mandatory under applicable law (e.g., paid vacation, sick leave and pension plans);

•	Attracting, motivating and retaining high level professionals; and

•	Enabling recruitment of executive officers from various locations and their relocation.

Types of benefits: Benefit plans and perquisites are intended to supplement cash compensation and often involve non-monetary rewards, coverage of certain business-related expenses, insurance, pension and savings plans and other deferred monetary savings. Such benefits and perquisites may vary depending on geographic location and other circumstances. Global, regional and local units may develop their own benefit plans and procedures, consistent with Teva’s principles and guidelines and subject to approval of the appropriate organs in the Company. Benefits and perquisites may include, in addition to benefits that are mandated by applicable law and/or generally provided to all other employees (including related costs and expenses): car and transportation, telecommunication devices, media and computer equipment and expenses, travel and relocation (including expenses related to family, such as school tuition and commuting) and life and medical insurance and benefits (including for family).

Retirement and Termination of Service or Employment Arrangements

Purpose: Depending on the circumstances, Teva may provide certain post-service or employment benefits, compensation or protection to its executive officers, which helps it attract and retain highly talented professionals globally for long-term leadership positions, and express recognition of such executive officers’ contribution to Teva during their tenure with the Company.

General: Retirement or termination of service or employment arrangements, will be determined based on the circumstances of such retirement or termination, the term of service or employment of the executive officer, his/her compensation package during such period, market practice in the relevant geographic location, Teva’s performance during such period and the executive officer’s contribution to Teva achieving its goals and maximizing its profits. For example, the Committee and the Board may, at their discretion, determine not to provide some or any post-service or employment benefits, compensation or protection, in the event of termination for “cause,” which will be as defined in the applicable arrangement or plan document.

Post-service or employment benefits, compensation or protection: Executive officers’ post-service or employment benefits, compensation or protection, may include, without limitation, one or more of the following arrangements. In light of the Company’s global nature and headquarters in Israel, with executive officers located both in Israel and abroad, the following list is intended to encompass retirement or termination arrangements in a wide range of circumstances, including geographic location, and does not reflect an intention by the Company to provide an individual executive officer with all of the arrangements included therein.

•

Advance notice: advance notice of termination for a certain period of time, not to exceed nine months, during which an executive officer will be entitled to receive full terms of service or employment and will be required to continue to perform his or her duties, unless otherwise determined by the Company.

•	Severance payment: a severance payment of up to the product of 200% of the last monthly base salary and the number of years of employment.

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Non-compete: up to 12 monthly base salaries (and for the CEO, 24 monthly base salaries) in consideration for the executive officer’s undertaking not to compete with Teva for at least one year following termination. Payments shall cease and Teva may reclaim any amounts paid in this regard in the event of a breach of such undertaking (in addition to any other remedies available).

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Change in control: upon termination of service or employment by the Company without “cause” or by the executive officer for “good reason,” one year or less following a merger, either (a) up to $1.5 million, or (b) increase of severance payments by an amount not to exceed 6 monthly base salaries (and for the CEO, 12 monthly base salaries). Such “double-trigger” arrangements enable management to evaluate and support potential transactions that might be beneficial to shareholders even though the result would be a change of control of Teva, while attempting to alleviate any uncertainties in connection therewith.

•	Medical benefits: continuation of medical and life insurance benefits for a period of up to 18 months following retirement or termination of service or employment.

•

Acceleration, continued vesting and exercisability of equity-based compensation: the acceleration or continued vesting of equity-based compensation grants, as well as the post-termination exercise period for vested stock options, following termination of service or employment.

•

Discretionary payment: for executive officers that have served in their position for five years or more, in special circumstances determined by the Committee and the Board, a special one-time payment upon retirement or termination in an amount not to exceed 200% of the annual salary, in acknowledgment of their special contribution to the Company and circumstances of retirement or termination, as determined by the Committee and the Board no earlier than a reasonable time prior to retirement or termination of their service or employment.

Committee and Board Discretion: The Committee and the Board may determine that any or all post-service or employment benefits, compensation or protection (as well as any portion thereof) will be granted in consideration for and/or conditioned upon or subject to the fulfillment of one or more conditions or undertakings (e.g., confidentiality and/or non-compete obligations).

External and Internal Considerations

External benchmarks: While Teva focuses on a comparable peer group of global pharmaceutical companies to benchmark compensation, it understands that the market for executive talent may be broader than this group. In addition, Teva believes that its peer group should also include companies which compete with Teva for similar talent. Consequently, being a global company with headquarters in Israel, the Committee and the Board will evaluate executive officer compensation against survey and market data which may include the following segments:

•	companies of similar size or financial characteristics in North America and Western Europe;

•	pharmaceutical companies in North America and Western Europe; and

•	companies in relevant geographic locations, including Israel, which compete with Teva for similar talents.

At the time this policy is adopted, Teva expects its global peer group of pharmaceutical companies for this purpose to include: Amgen, AstraZeneca, Biogen Idec, Bristol-Myers Squibb, Eli Lilly and Company, Mylan.

In addition, the Committee may also collect data with respect to specific locations regarding certain compensation elements, as well as other published data, when appropriate, for comparable competencies. While the total compensation package for executive officers at Teva is generally targeted at the median of the peer group, individual compensation packages may vary as they are designed to be flexible so that compensation best reflects matters such as the individual’s experience, performance, geographic location, and the business need to attract and retain specific talent.

Internal fairness:

As a global company, with complex world-wide operations and with many of its executive officers and a vast majority of its employees located outside of Israel, Teva positions its executive officer compensation on a competitive scale commensurate with each executive officer’s role and responsibility. Due to the large variations in customary pay levels, compensation practices and mandatory compensation requirements amongst the jurisdictions where executive officers and employees are located, the Committee and the Board believe that a meaningful comparison between executive officer compensation and the compensation of other employees should be made while considering the relevant geographic location in which the executive officer is located, the executive officer’s role and scope of responsibility and the relevant geographic location of employees under the executive officer’s area of responsibility.

Therefore, in addition to external benchmarking, the Committee and the Board will periodically review relevant internal ratios between executive officer compensation and the compensation of all other employees, and specifically the average and median values of all other employee compensation, and its potential effect on the labor relations in Teva. Where deemed appropriate by the Committee and the Board, the Committee and the Board will review internal ratios between executive officers and other employees in relevant geographies as well.

In the process of composing this policy, the Committee and the Board examined, among other things, the ratio between overall compensation of executive officers and the average and median compensation of other employees in Teva (including those employed by manpower contractors), as well as the possible ramifications of such ratio on the work environment in Teva, in order to ensure that levels of executive officer compensation will not have a negative impact on the positive work relations in Teva.

Previous and existing compensation arrangements: When considering the compensation package of an executive officer, the Committee and the Board may consider the previous and existing compensation arrangements of such individual and his or her scope of responsibility.

General Discretion and Clawback

General discretion: this policy is not intended and should not be interpreted as providing for the grant or creating an obligation on the part of the Company to grant any compensation to all or any particular executive officers or directors. Hence, the Committee and the Board may, at their sole discretion, approve compensation terms which are lower than the thresholds and benchmarks described herein.

Reduction of variable compensation: The Committee and the Board have the right to reduce any variable compensation to be granted to an executive officer due to circumstances determined by the Committee and the Board.

Clawback: Teva’s executive officers are required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and was subsequently restated, during the three year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the executive officer has reclaimed or is able to reclaim such tax payments from the relevant tax authorities (in which case the executive officer will also be obligated to return such tax amounts).

In addition, in the event that it is discovered that an executive officer engaged in conduct that resulted in a material inaccuracy in Teva’s financial statements or caused severe financial or reputational damage to Teva, or in the event that it is discovered that an executive officer breached confidentiality and/or non-compete obligations to Teva (as determined by the Committee and the Board), the Committee and the Board shall have broad remedial and disciplinary authority. Such disciplinary action or remedy would vary depending on the facts and circumstances, and may include, without limitation, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) seeking reimbursement of performance-based or incentive compensation paid or awarded to the executive officer.

The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts.

No Hedging Policy

The Committee and the Board may set rules and procedures which prohibit executive officers from hedging their equity-based awards and any other Teva securities held by them (whether they are subject to transfer restrictions or not), such as purchasing options on Teva securities, purchasing derivative securities linked to Teva’s securities or engaging in “short” sales on Teva securities. Any such restriction that is set by the Committee and the Board will apply to each executive officer until 1 year after such executive officers’ termination or retirement.

Director Compensation

Objectives: Teva aims to attract and retain highly talented directors with the appropriate educational background, qualifications, skills, expertise, prior professional experience and achievements, by providing a competitive compensation program.

Elements: Directors’ compensation is comprised of the following elements:

•	Annual fee

•	Per-meeting fee

Teva’s Chairman and Vice Chairman, as well as any other directors who take on increased duties in the activities of the Company, may be paid higher annual fees, in lieu or supplemental to the per-meeting fees, in recognition of the increased duties.

In addition, Teva will reimburse or cover its directors for certain expenses (including travel expenses) incurred in attending Board and committee meetings or performing other services for Teva in their capacity as directors.

When considering director compensation, the Committee and the Board will review benchmarking data with respect to compensation of a peer group defined by Teva. In addition to benchmarking, the Committee and the Board will review relevant internal ratios between director compensation and the compensation of all other employees, and specifically the average and median values of all other employee compensation, as well as the potential effect on the labor relations in Teva. The Committee and the Board may also consider directors’ previous and existing compensation arrangements, as well as changes in their scope of duties or responsibilities.

Statutory requirements: Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to statutory independent directors and other designated independent directors. These regulations further provide that the compensation of these independent directors may be determined relative to that of other directors of the Company, as may be the case with Teva’s statutory independent directors and other designated independent directors.

Until otherwise determined, with the adoption of this policy, (i) the compensation to each of the Company’s current and future directors (other than the current Chairman and the current Vice Chairman) is and will be as approved by the shareholders of the Company at the Company’s 2012 annual general meeting, and (ii) the compensation to the current Chairman and the current Vice Chairman is and will be as approved by the shareholders of the Company at the Company’s 2012 and 2010 annual general meetings.

Insurance, Indemnification and Release

Teva will release its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements for this purpose. In addition, Teva’s directors and executive officers will be covered by directors’ and officers’ liability insurance policies.

Until otherwise determined, with the adoption of this policy, the release from liability and indemnification as approved by the shareholders of the Company at the Company’s 2012 annual general meeting shall apply to all current and future directors and executive officers. Such directors and executive officers shall be provided with Indemnification and Release Agreements substantially in the form approved at the 2012 annual general meeting.

The Committee and the Board shall review Teva’s indemnification and release agreements and its directors’ and officers’ liability insurance policies from time to time, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to Teva’s Articles of Association or to its indemnification and release agreements, nor shall they be required to recommend procurement of additional insurance for directors and executive officers.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer

Date:	July 18, 2013